Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the six months ended
	April 30, 2018	January 31, 2018	April 30, 2017	April 30, 2018	April 30, 2017
Interest, Dividend and Fee Income
Loans	$3,838	$3,705	$3,241	$7,543	$6,542
Securities (Note 2)	567	536	428	1,103	864
Deposits with banks	152	122	72	274	126
	4,557	4,363	3,741	8,920	7,532
Interest Expense
Deposits	1,372	1,201	919	2,573	1,807
Subordinated debt	57	53	36	110	74
Other liabilities	637	563	377	1,200	712
	2,066	1,817	1,332	3,883	2,593
Net Interest Income	2,491	2,546	2,409	5,037	4,939
Non-Interest Revenue
Securities commissions and fees	251	262	244	513	495
Deposit and payment service charges	279	279	275	558	555
Trading revenues	433	417	266	850	674
Lending fees	236	247	226	483	449
Card fees	149	128	99	277	218
Investment management and custodial fees	435	423	402	858	802
Mutual fund revenues	376	366	351	742	697
Underwriting and advisory fees	213	219	311	432	559
Securities gains, other than trading	38	67	56	105	87
Foreign exchange, other than trading	63	36	68	99	102
Insurance revenue	460	507	844	967	1,040
Investments in associates and joint ventures	41	44	38	85	281
Other	152	137	152	289	248
	3,126	3,132	3,332	6,258	6,207
Total Revenue	5,617	5,678	5,741	11,295	11,146
Provision for Credit Losses (Notes 1, 3)	160	141	251	301	418
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	332	361	708	693	712
Non-Interest Expense
Employee compensation	2,011	1,963	1,778	3,974	3,761
Premises and equipment	672	664	651	1,336	1,258
Amortization of intangible assets	129	123	122	252	241
Travel and business development	173	157	179	330	340
Communications	75	67	74	142	143
Business and capital taxes	9	10	8	19	19
Professional fees	141	123	128	264	252
Other	352	334	344	686	655
	3,562	3,441	3,284	7,003	6,669
Income Before Provision for Income Taxes	1,563	1,735	1,498	3,298	3,347
Provision for income taxes (Note 12)	317	762	250	1,079	611
Net Income	$1,246	$973	$1,248	$2,219	$2,736
Attributable to:
Bank shareholders	1,246	973	1,247	2,219	2,734
Non-controlling interest in subsidiaries	-	-	1	-	2
Net Income	$1,246	$973	$1,248	$2,219	$2,736
Earnings Per Share (Canadian $) (Note 11)
Basic	$1.86	$1.43	$1.85	$3.30	$4.08
Diluted	1.86	1.43	1.84	3.29	4.06
Dividends per common share	0.93	0.93	0.88	1.86	1.76

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

36 BMO Financial Group Second Quarter Report 2018

  Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the six months ended
	April 30, 2018	January 31, 2018	April 30, 2017	April 30, 2018	April 30, 2017
Net Income	$1,246	$973	$1,248	$2,219	$2,736
Other Comprehensive Income (Loss), net of taxes
Items that may be subsequently reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI securities (1)
Unrealized (losses) on fair value through OCI securities arising during the period (2)	(105)	(113)	na	(218)	na
Unrealized gains on available-for-sale securities arising during the period (3)	na	na	155	na	59
Reclassification to earnings of (gains) in the period (4)	(23)	(13)	(37)	(36)	(42)
	(128)	(126)	118	(254)	17
Net change in unrealized (losses) on cash flow hedges
(Losses) on cash flow hedges arising during the period (5)	(106)	(595)	(41)	(701)	(443)
Reclassification to earnings of losses on cash flow hedges (6)	84	31	11	115	22
	(22)	(564)	(30)	(586)	(421)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	1,059	(1,090)	1,355	(31)	573
Unrealized gains (losses) on hedges of net foreign operations (7)	(181)	131	(187)	(50)	(91)
	878	(959)	1,168	(81)	482
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (8)	27	72	(96)	99	145
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (9)	42	(74)	(115)	(32)	(158)
	69	(2)	(211)	67	(13)
Other Comprehensive Income (Loss), net of taxes	797	(1,651)	1,045	(854)	65
Total Comprehensive Income (Loss)	$2,043	$(678)	$2,293	$1,365	$2,801
Attributable to:
Bank shareholders	2,043	(678)	2,292	1,365	2,799
Non-controlling interest in subsidiaries	-	-	1	-	2
Total Comprehensive Income (Loss)	$2,043	$(678)	$2,293	$1,365	$2,801

(1)	Periods reported before November 1, 2017 represent available-for-sale securities (Note 1).
(2)	Net of income tax recovery of $30 million, $24 million, na for the three months ended, and $54 million, na for the six months ended, respectively (Note 12).
(3)	Net of income tax (provision) of na, na, $(69) million for the three months ended, and na, $(14) million for the six months ended, respectively.
(4)	Net of income tax provision of $8 million, $4 million, $15 million for the three months ended, and $12 million, $18 million for the six months ended, respectively.
(5)	Net of income tax recovery of $39 million, $201 million, $17 million for the three months ended, and $240 million, $181 million for the six months ended, respectively (Note 12).
(6)	Net of income tax (recovery) of $(30) million, $(11) million, $(3) million for the three months ended, and $(41) million, $(7) million for the six months ended, respectively.
(7)	Net of income tax (provision) recovery of $65 million, $(47) million, $68 million for the three months ended, and $18 million, $33 million for the six months ended, respectively.
(8)	Net of income tax (provision) recovery of $(10) million, $(50) million, $30 million for the three months ended, and $(60) million, $(63) million for the six months ended, respectively (Note 12).
(9)	Net of income tax (provision) recovery of $(15) million, $26 million, $42 million for the three months ended, and $11 million, $57 million for the six months ended, respectively.

  na – Not applicable due to IFRS 9 adoption.

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2018 37

  Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)		As at
	April 30, 2018	January 31, 2018	October 31, 2017
Assets
Cash and Cash Equivalents	$35,922	$41,159	$32,599
Interest Bearing Deposits with Banks	7,637	6,740	6,490
Securities (Note 2)	165,380	163,551	163,198
Securities Borrowed or Purchased Under Resale Agreements	94,681	83,194	75,047
Loans
Residential mortgages	117,770	117,186	115,258
Consumer instalment and other personal	61,733	61,118	61,944
Credit cards	8,175	7,994	8,071
Business and government	182,870	171,988	175,067
	370,548	358,286	360,340
Allowance for credit losses (Notes 1, 3)	(1,647)	(1,624)	(1,833)
	368,901	356,662	358,507
Other Assets
Derivative instruments	26,588	31,756	28,951
Customers’ liability under acceptances	16,385	16,705	16,546
Premises and equipment	1,966	1,965	2,033
Goodwill	6,263	6,056	6,244
Intangible assets	2,190	2,144	2,159
Current tax assets	2,108	2,071	1,371
Deferred tax assets (Note 12)	2,159	2,187	2,865
Other	13,389	13,719	13,570
	71,048	76,603	73,739
Total Assets	$743,569	$727,909	$709,580
Liabilities and Equity
Deposits (Note 6)	$491,198	$475,565	$479,792
Other Liabilities
Derivative instruments	24,770	31,079	27,804
Acceptances	16,385	16,705	16,546
Securities sold but not yet purchased	25,414	26,367	25,163
Securities lent or sold under repurchase agreements	78,782	72,260	55,119
Securitization and structured entities’ liabilities	23,565	23,503	23,054
Current tax liabilities	47	52	125
Deferred tax liabilities	185	207	233
Other	33,850	32,880	32,361
	202,998	203,053	180,405
Subordinated Debt (Note 6)	5,627	6,463	5,029
Equity
Preferred shares (Note 7)	4,240	4,240	4,240
Common shares (Note 7)	12,926	13,020	13,032
Contributed surplus	304	306	307
Retained earnings (Note 1)	24,119	23,902	23,709
Accumulated other comprehensive income	2,157	1,360	3,066
Total shareholders’ equity	43,746	42,828	44,354
Non-controlling interest in subsidiaries	-	-	-
Total Equity	43,746	42,828	44,354
Total Liabilities and Equity	$743,569	$727,909	$709,580

  The accompanying notes are an integral part of these interim consolidated financial statements.

38 BMO Financial Group Second Quarter Report 2018

  Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2018	April 30, 2017	April 30, 2018	April 30, 2017
Preferred Shares (Note 7)
Balance at beginning of period	$4,240	$3,840	$4,240	$3,840
Issued during the period	-	500	-	500
Balance at End of Period	4,240	4,340	4,240	4,340
Common Shares (Note 7)
Balance at beginning of period	13,020	12,791	13,032	12,539
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	215	-	401
Issued under the Stock Option Plan	7	66	55	132
Repurchased for cancellation (Note 7)	(101)	-	(161)	-
Balance at End of Period	12,926	13,072	12,926	13,072
Contributed Surplus
Balance at beginning of period	306	303	307	294
Issuance of stock options, net of options exercised	(3)	(3)	(9)	6
Other	1	7	6	7
Balance at End of Period	304	307	304	307
Retained Earnings
Balance at beginning of period	23,902	22,077	23,709	21,205
Impact from adopting IFRS 9 (Note 1)	-	na	99	na
Net income attributable to bank shareholders	1,246	1,247	2,219	2,734
Dividends – Preferred shares	(46)	(42)	(91)	(87)
– Common shares	(596)	(575)	(1,196)	(1,145)
Share issue expense	-	(4)	-	(4)
Common shares repurchased for cancellation (Note 7)	(387)	-	(621)	-
Balance at End of Period	24,119	22,703	24,119	22,703
Accumulated Other Comprehensive Income (Loss) on Fair Value through OCI Securities, net of taxes (1)
Balance at beginning of period	(125)	(53)	56	48
Impact from adopting IFRS 9 (Note 1)	-	na	(55)	na
Unrealized (losses) on fair value through OCI securities arising during the period	(105)	na	(218)	na
Unrealized gains on available-for-sale securities arising during the period	na	155	na	59
Reclassification to earnings of (gains) in the period	(23)	(37)	(36)	(42)
Balance at End of Period	(253)	65	(253)	65
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(746)	205	(182)	596
(Losses) on cash flow hedges arising during the period	(106)	(41)	(701)	(443)
Reclassification to earnings of losses in the period	84	11	115	22
Balance at End of Period	(768)	175	(768)	175
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	2,506	3,641	3,465	4,327
Unrealized gains (losses) on translation of net foreign operations	1,059	1,355	(31)	573
Unrealized (losses) on hedges of net foreign operations	(181)	(187)	(50)	(91)
Balance at End of Period	3,384	4,809	3,384	4,809
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	(20)	(271)	(92)	(512)
Gains (losses) on remeasurement of pension and other employee future benefit plans	27	(96)	99	145
Balance at End of Period	7	(367)	7	(367)
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(255)	(76)	(181)	(33)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	42	(115)	(32)	(158)
Balance at End of Period	(213)	(191)	(213)	(191)
Total Accumulated Other Comprehensive Income	2,157	4,491	2,157	4,491
Total Shareholders’ Equity	$43,746	$44,913	$43,746	$44,913
Non-controlling Interest in Subsidiaries
Balance at beginning of period	-	24	-	24
Net income attributable to non-controlling interest	-	1	-	2
Redemption/purchase of non-controlling interest	-	(25)	-	(25)
Other	-	-	-	(1)
Balance at End of Period	-	-	-	-
Total Equity	$43,746	$44,913	$43,746	$44,913

(1)	Periods reported before November 1, 2017 represent available-for-sale securities (Note 1).

  na – Not applicable due to IFRS 9 adoption.

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2018 39

  Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2018	April 30, 2017	April 30, 2018	April 30, 2017
Cash Flows from Operating Activities
Net Income	$1,246	$1,248	$2,219	$2,736
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	1	7	2	9
Net (gain) on securities, other than trading	(39)	(63)	(107)	(96)
Net (increase) decrease in trading securities	6,505	(2,535)	1,796	(6,556)
Provision for credit losses (Note 3)	160	251	301	418
Change in derivative instruments – (increase) decrease in derivative asset	7,688	(903)	4,591	9,171
– (decrease) in derivative liability	(8,901)	(36)	(4,833)	(8,083)
Amortization of premises and equipment	98	96	195	192
Amortization of other assets	58	57	117	114
Amortization of intangible assets	129	122	252	241
Net (increase) decrease in deferred income tax asset	77	(130)	686	(26)
Net (decrease) in deferred income tax liability	(23)	(5)	(50)	(3)
Net (increase) decrease in current income tax asset	53	(35)	(711)	(505)
Net (decrease) in current income tax liability	(10)	(54)	(86)	(41)
Change in accrued interest – (increase) in interest receivable	(137)	(125)	(151)	(101)
– increase (decrease) in interest payable	168	86	135	(21)
Changes in other items and accruals, net	2,997	1,324	(22)	(2,104)
Net increase (decrease) in deposits	2,344	(2,750)	9,458	10,288
Net (increase) in loans	(6,835)	(5,705)	(11,185)	(3,895)
Net increase (decrease) in securities sold but not yet purchased	(1,300)	1,608	308	(1,242)
Net increase in securities lent or sold under repurchase agreements	4,360	6,259	23,653	20,724
Net (increase) decrease in securities borrowed or purchased under resale agreements	(9,396)	368	(19,724)	(13,653)
Net increase (decrease) in securitization and structured entities’ liabilities	(131)	323	492	(201)
Net Cash Provided by (Used in) Operating Activities	(888)	(592)	7,336	7,366
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	15	-	827	(1,370)
Proceeds from issuance of covered bonds	2,706	-	2,706	2,277
Redemption of covered bonds	-	-	(567)	(2,602)
Proceeds from issuance of subordinated debt (Note 6)	-	-	1,566	-
Repayment of subordinated debt (Note 6)	(900)	(100)	(900)	(100)
Proceeds from issuance of preferred shares (Note 7)	-	500	-	500
Share issue expense	-	(4)	-	(4)
Proceeds from issuance of common shares (Note 7)	7	66	55	133
Common shares repurchased for cancellation (Note 7)	(488)	-	(782)	-
Cash dividends paid	(645)	(401)	(1,276)	(806)
Net Cash Provided by (Used in) Financing Activities	695	61	1,629	(1,972)
Cash Flows from Investing Activities
Net (increase) in interest bearing deposits with banks	(615)	(203)	(1,105)	(1,784)
Purchases of securities, other than trading	(13,442)	(8,152)	(21,837)	(15,921)
Maturities of securities, other than trading	2,239	1,876	5,549	3,019
Proceeds from sales of securities, other than trading	5,831	7,181	11,897	13,042
Purchase of non-controlling interest	-	(25)	-	(25)
Premises and equipment – net (purchases)	(54)	(59)	(119)	(93)
Purchased and developed software – net (purchases)	(135)	(107)	(267)	(218)
Net Cash Provided by (Used in) Investing Activities	(6,176)	511	(5,882)	(1,980)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,132	1,469	240	461
Net increase (decrease) in Cash and Cash Equivalents	(5,237)	1,449	3,323	3,875
Cash and Cash Equivalents at Beginning of Period	41,159	34,079	32,599	31,653
Cash and Cash Equivalents at End of Period	$35,922	$35,528	$35,922	$35,528
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$1,885	$1,266	$3,752	$2,678
Amount of income taxes paid in the period	$208	$411	$1,077	$984
Amount of interest and dividend income received in the period	$4,364	$3,646	$8,722	$7,688

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

40 BMO Financial Group Second Quarter Report 2018

Notes to Consolidated Financial Statements

April 30, 2018 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2017, with the exception of the adoption of IFRS 9 Financial Instruments discussed below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2017 as set out on pages 144 to 201 of our 2017 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on May 30, 2018.

Changes in Accounting Policy

Financial Instruments

Effective November 1, 2017 we adopted IFRS 9 Financial Instruments (“IFRS 9”), which replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 addresses impairment, classification and measurement, and hedge accounting. The impact to shareholders’ equity at November 1, 2017 is an increase of $70 million ($44 million after-tax) related to the impairment requirements of the standard. Prior periods have not been restated. Refer to Note 15, Transition to IFRS 9, in our First Quarter 2018 Report to Shareholders for the impact on the opening balance sheet at November 1, 2017.

Impairment

IFRS 9 introduces a new single expected credit loss (“ECL”) impairment model for all financial assets and certain off-balance sheet loan commitments and guarantees. The ECL model will result in an allowance for credit losses being recorded on financial assets regardless of whether there has been an actual loss event. This differs from our previous approach where the allowance recorded on performing loans was designed to capture only incurred losses whether or not they have been specifically identified.

The ECL model requires the recognition of credit losses based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses on performing loans that have experienced a significant increase in credit risk since origination (Stage 2).

The determination of a significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are relative changes in probability-weighted probability of default since origination and certain other criteria such as 30-day past due and watchlist status. The allowance for assets in Stage 2 will be higher than for those in Stage 1 as a result of the longer time horizon associated with this stage. Stage 3 requires lifetime losses for all credit impaired assets.

IFRS 9 requires consideration of past events, current market conditions and reasonable supportable information about future economic conditions, in determining whether there has been a significant increase in credit risk, and in calculating the amount of expected losses. The standard also requires future economic conditions be based on an unbiased, probability-weighted assessment of possible future outcomes.

In considering the lifetime of an instrument, IFRS 9 generally requires the use of the contractual period including pre-payment, extension and other options. For revolving instruments, such as credit cards, that may not have a defined contractual period, lifetime is based on the historical behaviour.

Classification and Measurement

Debt instruments, including loans, are classified based on both our business model for managing the assets and the contractual cash flow characteristics of the asset. Debt instruments will be measured at fair value through profit or loss (“FVTPL”) unless certain conditions are met that permit either fair value through other comprehensive income (“FVOCI”) or amortized cost.

FVOCI is permitted where debt instruments are held with the objective of collecting contractual cash flows and selling the assets and those cash flows represent solely payments of principal and interest. These securities may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in credit risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs. Changes in fair value are recorded in other comprehensive income; gains or losses on disposal and impairment losses are recorded in the Consolidated Statement of Income.

Amortized cost is permitted where debt instruments are held with the objective of collecting contractual cash flows and those cash flows represent solely payments of principal and interest. Gains or losses on disposal and impairment losses are recorded in the Consolidated Statement of Income.

For both FVOCI and amortized cost instruments, premiums, discounts and transaction costs are amortized over the term of the instrument on an effective yield basis as an adjustment to interest income.

Equity instruments are measured at fair value through profit or loss unless we elect to measure at FVOCI, in which case gains and losses are never recognized in income.

As permitted by IFRS 9, in fiscal 2015, the bank early adopted the provisions relating to the recognition of changes in own credit risk for financial liabilities designated at fair value through profit or loss. Additional information regarding changes in own credit risk is included in Note 8.

BMO Financial Group Second Quarter Report 2018 41

Hedge accounting

IFRS 9 introduced a new hedge accounting model that expands the scope of hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. The new model no longer specifies quantitative measures for effectiveness testing and does not permit hedge de-designation. IFRS 9 includes a policy choice that allows us to continue to apply the existing hedge accounting rules which we have elected.

Use of Estimates and Judgments

Classification of debt instruments

Debt instruments, including loans, are classified based on the business model for managing assets and the contractual cash flow characteristics of the asset. We exercise judgment in determining both the business model for managing the assets and whether cash flows comprise solely principal and interest.

Allowance for credit losses

The expected credit loss model requires the recognition of credit losses based on 12 months of expected losses for performing loans and recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The main factors considered in making this determination are relative changes in probability of default since origination, and certain other criteria such as 30-day past due and watchlist status. The assessment of significant increase in credit risk requires experienced credit judgment.

In determining whether there has been a significant increase in credit risk and in calculating the amount of expected credit losses, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

The calculation of expected credit losses includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each specific portfolio. Key economic variables for our retail portfolios include unemployment rate, housing price index and interest rates and for our wholesale portfolios include GDP, interest rates and volatility index, for our primary operating markets of Canada, the United States and regional markets where considered significant. The forecast is developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts which are probability-weighted in the determination of the final expected credit loss. The allowance is sensitive to changes in both economic forecast and the probability-weight assigned to each forecast scenario.

Additional information regarding the allowance for credit loss is included in Note 3.

Future Changes in Accounting Policy

Conceptual Framework

In March 2018, the IASB issued the revised Conceptual Framework (“Framework”), which sets out the fundamental concepts for financial reporting to ensure consistency in standard-setting decisions and that similar transactions are treated in a similar way, so as to provide useful information to users of financial statements. It will be used to make future standard-setting decisions but does not impact existing IFRS. The revised Framework is effective for the bank on November 1, 2020. We are currently evaluating the impact of adoption.

Note 2: Securities

Securities are divided into six types, each with a different business purpose or accounting treatment as follows:

Trading securities are securities purchased for resale over a short period of time. Trading securities are recorded at fair value through profit or loss. Transaction costs and changes in fair value are recorded in our Consolidated Statement of Income in trading revenues.

Fair value through profit or loss securities are measured at fair value with changes in fair value and related transaction costs recorded in our Consolidated Statement of Income in securities gains and losses, other than trading, except as noted below. This category includes the following:

Securities designated at FVTPL

In order to qualify for this designation the security must have reliably measurable fair values and the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the gains and losses on a different basis. Securities must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at FVTPL, they would be accounted for as either FVOCI or amortized cost. Changes in fair value and transaction costs on securities held by our insurance subsidiary are recorded in non-interest revenue, insurance revenue.

Other securities mandatorily measured at FVTPL

Securities managed on a fair value basis, but not held for trading, or debt securities whose cash flows do not represent solely payments of principal and interest and equity securities not held for trading.

42 BMO Financial Group Second Quarter Report 2018

Debt securities measured at amortized cost are debt securities purchased with the objective of collecting contractual cash flows and those cash flows represent solely payments of principal and interest. These securities are initially recorded at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method. Impairment losses are recorded in our Consolidated Statement of Income. Interest income earned and amortization of premiums, discounts and transaction costs are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Debt securities measured at FVOCI are debt securities purchased with the objective of collecting contractual cash flows and selling the assets and the security’s cash flows represent solely payments of principal and interest. These securities may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in credit risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.

Debt securities measured at FVOCI are initially recorded at fair value plus transaction costs. They are subsequently measured at fair value, with unrealized gains and losses recorded in our Consolidated Statement of Comprehensive Income until the security is sold or impaired. Gains and losses on disposal and impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned is recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities using the effective interest method.

Equity securities measured at FVOCI are equity securities where we have elected to record changes in the fair value of the instrument in other comprehensive income as opposed to fair value through profit or loss. Gains or losses recorded on these instruments will never be recognized in profit or loss. Equity securities measured at FVOCI are not subject to an impairment assessment.

Other securities are investments in associates where we exert significant influence over operating, investing and financing decisions (generally companies in which we own between 20% and 50% of the voting shares). These are accounted for using the equity method of accounting. Our share of the net income or loss is recorded in investments in associates and joint ventures in our Consolidated Statement of Income. Any other comprehensive income amounts are reflected in the relevant section of our Statement of Comprehensive Income.

We account for all of our securities transactions using settlement date accounting in our Consolidated Balance Sheet. Changes in fair value between the trade date and settlement date are recorded in net income, except for those related to securities measured at FVOCI, which are recorded in other comprehensive income.

BMO Financial Group Second Quarter Report 2018 43

Impairment of securities

Debt securities classified as amortized cost or FVOCI are assessed for impairment using the ECL methodology, with the exception of securities determined to have low credit risk where the allowance for credit losses is measured at 12 month expected credit loss.

Classification of securities

The bank’s securities are classified as at April 30, 2018 under IFRS 9 and as at October 31, 2017 under IAS 39 as follows:

(Canadian $ in millions)	April 30, 2018	October 31, 2017
Trading	88,814	99,069
FVTPL (1)	11,299	na
FVOCI - Debt and equity	56,562	na
Available-for-sale	na	54,075
Amortized cost (2)	8,040	na
Held-to-maturity	na	9,094
Other	665	960
Total	165,380	163,198

(1)	Comprised of $2,600 million mandatorily measured at fair value and $8,699 million designated at fair value.
(2)	Net of allowances for credit losses of $1 million (na at October 31, 2017).

  na – Not applicable due to IFRS 9 adoption.

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on FVOCI securities as at April 30, 2018 under IFRS 9 and the unrealized gains and losses on available-for-sale securities as at October 31, 2017 under IAS 39:

(Canadian $ in millions)	April 30, 2018				October 31, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	13,133	4	64	13,073	9,212	6	38	9,180
Canadian provincial and municipal governments	4,410	10	32	4,388	3,613	29	15	3,627
U.S. federal government	15,452	4	612	14,844	14,481	12	224	14,269
U.S. states, municipalities and agencies	3,606	23	40	3,589	4,058	43	5	4,096
Other governments	3,028	2	20	3,010	3,567	3	12	3,558
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	2,496	6	13	2,489	2,457	9	11	2,455
Mortgage-backed securities and collateralized mortgage obligations – U.S.	11,833	3	421	11,415	10,902	6	147	10,761
Corporate debt	3,733	4	42	3,695	4,514	23	12	4,525
Corporate equity	59	-	-	59	1,499	121	16	1,604
Total	57,750	56	1,244	56,562	54,303	252	480	54,075

(1)	These amounts are supported by insured mortgages.

Interest income on debt securities

The following table presents interest income calculated using the effective interest method for the three and six months ended April 30, 2018:

(Canadian $ in millions)	For the three months ended April 30, 2018	For the six months ended April 30, 2018
FVOCI - Debt	246	472
Amortized cost	43	92
Total	289	564

44 BMO Financial Group Second Quarter Report 2018

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $1,872 million at April 30, 2018 of which $1,647 million was recorded in loans and $225 million recorded in other liabilities in our Consolidated Balance Sheet.

Allowance on Performing Loans

We maintain an allowance in order to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance for performing loans is based on the requirements of IFRS, considering guidelines issued by OSFI.

Under the IFRS 9 expected credit loss ECL methodology, an allowance is recorded for expected credit losses on financial assets regardless of whether there has been an actual loss event. We recognize a loss allowance at an amount equal to 12 month expected credit losses, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We will record expected credit losses over the remaining life of performing financial assets which are considered to have experienced a significant increase in credit risk (Stage 2).

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The main factors considered in making this determination are relative changes in probability-weighted probability of default since origination and certain other criteria such as 30-day past due and watchlist status.

ECL is a function of the probability of default (“PD”), exposure at default (“EAD”) and loss given default (“LGD”), with the timing of the loss also considered, and is estimated by incorporating forward-looking economic information and through the use of experienced credit judgment to reflect factors not captured in ECL models.

The PD represents the likelihood that a loan will not be repaid and will go into default in either a 12 month horizon for Stage 1 or lifetime horizon for Stage 2. The PD for each individual instrument is modelled based on historic data and is estimated based on current market conditions and reasonable and supportable information about future economic conditions.

EAD is modelled on historic data and represents an estimate of the outstanding amount of credit exposure at the time a default may occur. For off-balance sheet and undrawn amounts, EAD includes an estimate of any further amounts to be drawn at the time of default.

LGD is the amount that may not be recovered in the event of default and is modelled based on historic data and reasonable and supportable information about future economic conditions, where appropriate. LGD takes into consideration the amount and quality of any collateral held.

We consider past events, current market conditions and reasonable forward-looking supportable information about future economic conditions in calculating the amount of expected losses. In assessing information about possible future economic conditions, we utilized multiple economic scenarios including our base case, which represents the most probable outcome and is consistent with our strategic plan, as well as benign and adverse forecasts, all of which are developed by our Economics group. Key economic variables used in the determination of the allowance for credit losses reflect the geographic diversity of our portfolios, where appropriate.

In considering the lifetime of a loan, the contractual period of the loan, including prepayment, extension and other options is generally used. For revolving instruments, such as credit cards, which may not have a defined contractual period, the lifetime is based on historical behaviour.

Our ECL methodology also requires the use of experienced credit judgment to incorporate the estimated impact of factors that are not captured in the modelled ECL results.

Allowance on Impaired Loans

We maintain an allowance for impaired loans (Stage 3) to reduce their carrying value to the expected recoverable amount of $1,754 million ($1,827 million as at October 31, 2017). These allowances are recorded for individually identified impaired loans to reduce their carrying value to the expected recoverable amount. We review our loans on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (excluding credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due). The review of individually significant problem loans is conducted at least quarterly by the account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan. This assessment is then reviewed and approved by an independent credit officer.

Individually Significant Impaired Loans

To determine the amount we expect to recover from an individually significant impaired loan, we use the value of the estimated future cash flows discounted at the loan’s original effective interest rate. The determination of estimated future cash flows of a collateralized impaired loan reflects the expected realization of the underlying security, net of expected costs and any amounts legally required to be paid to the borrower. Security can vary by type of loan and may include cash, securities, real properties, accounts receivable, guarantees, inventory or other capital assets.

Individually Insignificant Impaired Loans

Residential mortgages, consumer instalment and other personal loans are individually insignificant and may be individually assessed or collectively assessed for losses at the time of impairment, taking into account historical loss experience and expectations of future economic conditions.

BMO Financial Group Second Quarter Report 2018 45

The following table shows the continuity in the loss allowance by each product type for the three months ended April 30, 2018:

(Canadian $ in millions)
For the three months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at February 1, 2018	26	27	47	100
Transfer to Stage 1	9	(8)	(1)	-
Transfer to Stage 2	-	2	(2)	-
Transfer to Stage 3	-	(3)	3	-
Net remeasurement of loss allowance	(18)	14	1	(3)
Loan originations	1	-	-	1
Derecognitions and maturities	-	(1)	-	(1)
Total PCL (1)	(8)	4	1	(3)
Write-offs	-	-	(3)	(3)
Recoveries of previous write-off	-	-	2	2
Foreign exchange and other	1	-	(1)	-
Balance as at April 30, 2018	19	31	46	96

Loans: Consumer instalment and other personal
Balance as at February 1, 2018	79	317	129	525
Transfer to Stage 1	59	(55)	(4)	-
Transfer to Stage 2	(8)	30	(22)	-
Transfer to Stage 3	(1)	(51)	52	-
Net remeasurement of loss allowance	(49)	95	51	97
Loan originations	9	-	-	9
Derecognitions and maturities	(4)	(12)	-	(16)
Total PCL (1)	6	7	77	90
Write-offs	-	-	(78)	(78)
Recoveries of previous write-off	-	-	22	22
Foreign exchange and other	1	4	(3)	2
Balance as at April 30, 2018	86	328	147	561

Loans: Credit cards
Balance as at February 1, 2018	76	255	-	331
Transfer to Stage 1	56	(56)	-	-
Transfer to Stage 2	(13)	13	-	-
Transfer to Stage 3	(1)	(52)	53	-
Net remeasurement of loss allowance	(49)	100	1	52
Loan originations	6	-	-	6
Derecognitions and maturities	-	(14)	-	(14)
Total PCL (1)	(1)	(9)	54	44
Write-offs	-	-	(81)	(81)
Recoveries of previous write-off	-	-	27	27
Foreign exchange and other	2	-	-	2
Balance as at April 30, 2018	77	246	-	323

Loans: Business and government
Balance as at February 1, 2018	282	371	239	892
Transfer to Stage 1	18	(18)	-	-
Transfer to Stage 2	(3)	4	(1)	-
Transfer to Stage 3	-	(9)	9	-
Net remeasurement of loss allowance	(33)	30	32	29
Loan originations	33	-	-	33
Derecognitions and maturities	(15)	(22)	-	(37)
Total PCL (1)	-	(15)	40	25
Write-offs	-	-	(80)	(80)
Recoveries of previous write-off	-	-	23	23
Foreign exchange and other	9	12	11	32
Balance as at April 30, 2018	291	368	233	892
Total Balance as at April 30, 2018	473	973	426	1,872
Comprised of: Loans	383	866	398	1,647
Other credit instruments (2)	90	107	28	225

(1)	Excludes provision for credit losses on other assets of $4 million.
(2)	Recorded in other liabilities on the balance sheet.

46 BMO Financial Group Second Quarter Report 2018

The following table shows the continuity in the loss allowance by each product type for the six months ended April 30, 2018:

(Canadian $ in millions)
For the six months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at November 1, 2017	16	34	49	99
Transfer to Stage 1	18	(17)	(1)	-
Transfer to Stage 2	(1)	4	(3)	-
Transfer to Stage 3	-	(6)	6	-
Net remeasurement of loss allowance	(19)	20	5	6
Loan originations	6	-	-	6
Derecognitions and maturities	(1)	(3)	-	(4)
Total PCL (1)	3	(2)	7	8
Write-offs	-	-	(10)	(10)
Recoveries of previous write-off	-	-	4	4
Foreign exchange and other	-	(1)	(4)	(5)
Balance as at April 30, 2018	19	31	46	96

Loans: Consumer instalment and other personal
Balance as at November 1, 2017	76	357	137	570
Transfer to Stage 1	127	(119)	(8)	-
Transfer to Stage 2	(14)	62	(48)	-
Transfer to Stage 3	(2)	(103)	105	-
Net remeasurement of loss allowance	(111)	154	74	117
Loan originations	18	-	-	18
Derecognitions and maturities	(9)	(23)	-	(32)
Total PCL (1)	9	(29)	123	103
Write-offs	-	-	(144)	(144)
Recoveries of previous write-off	-	-	39	39
Foreign exchange and other	1	-	(8)	(7)
Balance as at April 30, 2018	86	328	147	561

Loans: Credit cards
Balance as at November 1, 2017	83	254	-	337
Transfer to Stage 1	116	(116)	-	-
Transfer to Stage 2	(26)	26	-	-
Transfer to Stage 3	(1)	(101)	102	-
Net remeasurement of loss allowance	(105)	207	11	113
Loan originations	11	-	-	11
Derecognitions and maturities	(1)	(24)	-	(25)
Total PCL (1)	(6)	(8)	113	99
Write-offs	-	-	(163)	(163)
Recoveries of previous write-off	-	-	50	50
Foreign exchange and other	-	-	-	-
Balance as at April 30, 2018	77	246	-	323

Loans: Business and government
Balance as at November 1, 2017	268	410	234	912
Transfer to Stage 1	51	(50)	(1)	-
Transfer to Stage 2	(13)	23	(10)	-
Transfer to Stage 3	-	(28)	28	-
Net remeasurement of loss allowance	(45)	54	86	95
Loan originations	66	-	-	66
Derecognitions and maturities	(34)	(40)	-	(74)
Total PCL (1)	25	(41)	103	87
Write-offs	-	-	(130)	(130)
Recoveries of previous write-off	-	-	31	31
Foreign exchange and other	(2)	(1)	(5)	(8)
Balance as at April 30, 2018	291	368	233	892
Total Balance as at April 30, 2018	473	973	426	1,872
Comprised of: Loans	383	866	398	1,647
Other credit instruments (2)	90	107	28	225

(1)	Excludes provision for credit losses on other assets of $4 million.
(2)	Recorded in other liabilities on the balance sheet.

BMO Financial Group Second Quarter Report 2018 47

The following tables show the continuity of our allowance for credit losses under IAS 39:

(Canadian $ in millions)	Residential mortgages	Credit card, consumer, instalment and other personal loans	Business and government loans	Total
For the three months ended	April 30, 2017	April 30, 2017	April 30, 2017	April 30, 2017
Impairment allowances (Specific ACL), beginning of period	57	117	240	414
Amounts written off	(6)	(155)	(103)	(264)
Recoveries of amounts written off in previous periods	5	49	10	64
Charge to income statement (Specific PCL)	2	127	122	251
Foreign exchange and other movements	(1)	(3)	(12)	(16)
Specific ACL, end of period	57	135	257	449
Collective ACL, beginning of period	72	584	1,003	1,659
Charge (recovery) to income statement (Collective PCL)	(4)	(17)	21	-
Foreign exchange and other movements	2	6	29	37
Collective ACL, end of period	70	573	1,053	1,696
Total ACL	127	708	1,310	2,145
Comprised of: Loans	100	708	1,129	1,937
Other credit instruments	27	-	181	208

(Canadian $ in millions)	Residential mortgages	Credit card, consumer, instalment and other personal loans	Business and government loans	Total
For the six months ended	April 30, 2017	April 30, 2017	April 30, 2017	April 30, 2017
Impairment allowances (Specific ACL), beginning of period	59	123	250	432
Amounts written off	(13)	(317)	(160)	(490)
Recoveries of amounts written off in previous periods	8	97	28	133
Charge to income statement (Specific PCL)	9	239	170	418
Foreign exchange and other movements	(6)	(7)	(31)	(44)
Specific ACL, end of period	57	135	257	449
Collective ACL, beginning of period	71	596	1,015	1,682
Charge (recovery) to income statement (Collective PCL)	(2)	(25)	27	-
Foreign exchange and other movements	1	2	11	14
Collective ACL, end of period	70	573	1,053	1,696
Total ACL	127	708	1,310	2,145
Comprised of: Loans	100	708	1,129	1,937
Other credit instruments	27	-	181	208

Interest income on impaired loans of $16 million and $39 million, respectively, was recognized for the three and six months ended April 30, 2017.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

Loans and allowance for credit losses by geographic region as at April 30, 2018 under IFRS 9 and as at October 31, 2017 under IAS 39 are as follows:

(Canadian $ in millions)	April 30, 2018				October 31, 2017
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount	Gross amount	Specific allowance (2)	Collective allowance (3)	Net Amount
By geographic region (1):
Canada	239,084	197	680	238,207	233,672	212	799	232,661
United States	121,153	195	563	120,395	115,029	161	641	114,227
Other countries	10,311	6	6	10,299	11,639	20	-	11,619
Total	370,548	398	1,249	368,901	360,340	393	1,440	358,507

(1)	Geographic region is based upon country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $28 million for other credit instruments, which is included in other liabilities ($27 million as at October 31, 2017).
(3)	Excludes allowance for credit losses on performing loans of $197 million for other credit instruments, which is included in other liabilities ($136 million as at October 31, 2017).

Renegotiated Loans

The carrying value of our renegotiated loans was $1,131 million as at April 30, 2018 ($1,064 million as at October 31, 2017), with $510 million classified as performing as at April 30, 2018 ($509 million as at October 31, 2017). Renegotiated loans of $26 million and $33 million, respectively, were written off in the three months and six months ended April 30, 2018 ($36 million in the year ended October 31, 2017).

48 BMO Financial Group Second Quarter Report 2018

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across our organization. The key risks related to our financial instruments are classified as market, liquidity and funding, and credit and counterparty risk.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book. We incur market risk in our trading and underwriting activities and in the management of structural market risk in our banking and insurance activities.

Our market risk management practices and key measures are disclosed in the text and tables presented in blue-tinted font in the Enterprise-Wide Risk Section of our 2017 Annual Management’s Discussion and Analysis on pages 94 to 98.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Managing liquidity and funding risk is essential to maintaining a safe and sound enterprise, depositor confidence and earnings stability. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress.

Our liquidity and funding risk management practices and key measures are disclosed in the text and tables presented in blue-tinted font in the Enterprise-Wide Risk Management Section of our 2017 Annual Management’s Discussion and Analysis on pages 99 to 103.

BMO Financial Group Second Quarter Report 2018 49

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter and centrally cleared derivatives and other credit instruments. This is the most significant measurable risk that we face.

Our risk management practices and key measures are disclosed in the text and tables presented in blue-tinted font in the Enterprise-Wide Risk Management Section of our 2017 Annual Management’s Discussion and Analysis on pages 86 to 90. Additional information on credit risk related to loans is disclosed in Note 3.

The following table sets out our credit risk exposure for all loans carried at amortized cost or FVTPL. Stage 1 represents those performing loans carried with a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime credit loss that are credit impaired.

(Canadian $ in millions)				April 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	-	-	-	-
Very low	75,196	79	-	75,275
Low	18,530	2,482	-	21,012
Medium	12,714	3,490	-	16,204
High	102	391	-	493
Not rated	4,216	186	-	4,402
Impaired	-	-	384	384
Allowance for Credit Losses	19	31	21	71
Carrying Amount	110,739	6,597	363	117,699

Loans: Consumer instalment and other personal
Exceptionally low	19,884	-	-	19,884
Very low	13,013	106	-	13,119
Low	12,310	197	-	12,507
Medium	7,925	3,422	-	11,347
High	112	1,794	-	1,906
Not rated	2,201	205	-	2,406
Impaired	-	-	564	564
Allowance for Credit Losses	80	315	146	541
Carrying Amount	55,365	5,409	418	61,192

Loans: Credit cards (1)
Exceptionally low	2,103	-	-	2,103
Very low	1,018	20	-	1,038
Low	901	147	-	1,048
Medium	1,994	873	-	2,867
High	115	458	-	573
Not rated	545	1	-	546
Impaired	-	-	-	-
Allowance for Credit Losses	58	212	-	270
Carrying Amount	6,618	1,287	-	7,905

Loans: Business and government
Acceptable
Investment grade	89,036	503	-	89,539
Sub-investment grade	82,689	5,390	-	88,079
Watchlist	-	4,070	-	4,070
Impaired	-	-	1,182	1,182
Allowance for Credit Losses	218	303	231	752
Carrying Amount	171,507	9,660	951	182,118

Customers’ liability under acceptances
Acceptable
Investment grade	11,438	-	-	11,438
Sub-investment grade	4,516	354	-	4,870
Watchlist	-	55	-	55
Impaired	-	-	22	22
Allowance for Credit Losses	8	5	-	13
Carrying Amount	15,946	404	22	16,372

Commitments and financial guarantee contracts
Acceptable
Investment grade	99,855	154	-	100,009
Sub-investment grade	41,079	3,171	-	44,250
Watchlist	-	1,763	-	1,763
Impaired	-	-	214	214
Allowance for Credit Losses	90	107	28	225
Carrying Amount	140,844	4,981	186	146,011

(1)	Credit card loans are classified as impaired and written off when principal or interest payments are 180 days past due.

50 BMO Financial Group Second Quarter Report 2018

Note 5: Transfer of Assets

Loan Securitization

We sell Canadian mortgage loans to bank-sponsored and third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program and under our own program. We assess whether substantially all of the risk and rewards of the loans have been transferred to determine if they qualify for derecognition.

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)			April 30, 2018			October 31, 2017
	Carrying amount of assets	Fair value of assets	Associated liabilities	Carrying amount of assets	Fair value of assets	Associated liabilities
Residential mortgages	5,104			4,797
Other related assets (1)	11,672			12,091
Total	16,776	16,713	16,522	16,888	16,847	16,621

(1)	Other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

During the three and six months ended April 30, 2018, we sold $3,419 million and $4,418 million, respectively, of loans to these programs ($1,831 million and $4,737 million, respectively, for the three and six months ended April 30, 2017).

Note 6: Deposits and Subordinated Debt

Deposits

(Canadian $ in millions)	Payable on demand				Payable after notice		Payable on a fixed date (4)		Total
	Interest bearing		Non-interest bearing
	April 30, 2018	October 31, 2017	April 30, 2018	October 31, 2017	April 30, 2018	October 31, 2017	April 30, 2018	October 31, 2017	April 30, 2018	October 31, 2017
Deposits by:
Banks (1)	1,851	818	1,600	1,864	503	586	28,390	24,937	32,344	28,205
Business and government	20,945	20,621	33,022	33,968	63,439	61,790	168,964	166,897	286,370	283,276
Individuals	3,508	3,278	21,036	20,044	89,834	89,859	58,106	55,130	172,484	168,311
Total (2) (3)	26,304	24,717	55,658	55,876	153,776	152,235	255,460	246,964	491,198	479,792
Booked in:
Canada	21,728	21,557	46,194	44,380	81,506	81,590	148,590	145,648	298,018	293,175
United States	3,570	2,259	9,454	11,496	71,012	69,555	72,609	75,517	156,645	158,827
Other countries	1,006	901	10	-	1,258	1,090	34,261	25,799	36,535	27,790
Total	26,304	24,717	55,658	55,876	153,776	152,235	255,460	246,964	491,198	479,792

(1)	Includes regulated and central banks.
(2)	Includes structured notes designated at fair value through profit or loss.
(3)	As at April 30, 2018 and October 31, 2017, total deposits payable on a fixed date included $34,872 million and $30,419 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at April 30, 2018 and October 31, 2017 are $239,661 million and $237,127 million, respectively, of deposits denominated in U.S. dollars, and $32,948 million and $27,686 million, respectively, of deposits denominated in other foreign currencies.
(4)	Includes $228,990 million of deposits, each greater than one hundred thousand dollars, of which $133,427 million were booked in Canada, $61,330 million were booked in the United States and $34,233 million were booked in other countries ($221,954 million, $130,197 million, $65,963 million and $25,794 million, respectively, as at October 31, 2017). Of the $133,427 million of deposits booked in Canada, $42,857 million mature in less than three months, $5,976 million mature in three to six months, $12,598 million mature in six to twelve months and $71,996 million mature after twelve months ($130,197 million, $41,418 million, $7,922 million, $10,574 million and $70,283 million, respectively, as at October 31, 2017).

Subordinated Debt

On March 28, 2018, we redeemed all of our outstanding $900 million Subordinate Debentures, Series F Medium-Term Notes First Tranche, at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to, but excluding, the redemption date.

On December 12, 2017, we issued U.S. $1,250 million of 3.803% subordinated debt through our U.S. Medium-Term Note Program. The notes are due December 15, 2032 and reset to a fixed rate on December 15, 2027. The notes include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection or equivalent support, to avoid non-viability.

BMO Financial Group Second Quarter Report 2018 51

Note 7: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	April 30, 2018		October 31, 2017
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares - Classified as Equity
Class B – Series 16	6,267,391	157	6,267,391	157	Class B - Series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	Class B - Series 16	(2)
Class B – Series 25	9,425,607	236	9,425,607	236	Class B - Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B - Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	na	(3)
Class B – Series 36	600,000	600	600,000	600	Class B - Series 37	(2)(3)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - series 39	(2)(3)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - series 43	(2)(3)
		4,240		4,240
Common Shares (4) (5)	640,634,093	12,926	647,816,318	13,032
Share Capital		17,166		17,272

(1)	For additional information refer to Notes 16 and 21 of our annual consolidated financial statements for the year ended October 31, 2017 on pages 172 to 184 of our 2017 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)	The shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
(4)	The stock options issued under the Stock Option Plan are convertible into 7,140,475 common shares as at April 30, 2018 (7,525,296 common shares as at October 31, 2017).
(5)	During the three and six months ended April 30, 2018, we did not issue any common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 105,848 and 817,775 common shares under the Stock Option Plan.

  na – Not applicable

Preferred Shares

During the three and six months ended April 30, 2018, we did not issue or redeem any preferred shares.

Common Shares

During the three and six months ended April 30, 2018, we purchased for cancellation 5 million and 8 million common shares respectively, under the Normal Course Issuer Bid (“NCIB”).

On May 30, 2018, we announced we had received approvals from OSFI and the Toronto Stock Exchange to proceed with our NCIB, effective June 1, 2018 to May 31, 2019, to purchase up to 20 million common shares for cancellation. NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. We will consult with OSFI before making purchases under the bid.

Note 8: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 to our annual consolidated financial statements for the year ended October 31, 2017 on pages 174 to 180 for further discussion on the determination of fair value.

		April 30, 2018		October 31, 2017
	Carrying value	Fair value	Carrying value	Fair value
Securities
Amortized cost	8,040	7,896	na	na
Held-to-maturity	na	na	9,094	9,096
Other (1)	665	3,076	627	2,907
	8,705	10,972	9,721	12,003
Loans
Residential mortgages	117,770	116,802	115,258	114,313
Consumer instalment and other personal	61,733	60,709	61,944	61,031
Credit cards	8,175	7,776	8,071	7,828
Business and government (2)	181,121	179,254	175,067	172,762
	368,799	364,541	360,340	355,934

Deposits (3)	477,395	477,260	466,118	466,441
Securitization and structured entities’ liabilities	23,565	23,459	23,054	23,148
Subordinated debt	5,627	5,826	5,029	5,255

  This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

(1)	Excluded from other securities at October 31, 2017 was $333 million related to our merchant banking business that are carried at fair value on the balance sheet. Upon adoption of IFRS 9 these securities were classified as FVTPL.
(2)	Excludes $1,749 million of loans reclassified as FVTPL upon adoption of IFRS 9.
(3)	Excludes $13,803 million of structured note liabilities designated at fair value through profit or loss and accounted for at fair value ($13,674 million as at October 31, 2017).

  na – Not applicable due to IFRS 9 adoption.

52 BMO Financial Group Second Quarter Report 2018

Financial Instruments Designated at Fair Value

Most of our structured note liabilities have been designated at fair value through profit or loss which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as an increase of $197 million and a decrease of $72 million in non-interest revenue, trading revenue and an increase of $49 million and a decrease of $41 million recorded in other comprehensive income related to changes in our credit spread, respectively, for the three and six months ended April 30, 2018 (a decrease of $245 million and an increase of $66 million recorded in non-interest revenue, trading revenue, and a decrease of $145 million and $194 million recorded in other comprehensive income related to changes in our own credit spread, respectively, for the three and six months ended April 30, 2017). The impact of changes in our credit spread is measured based on movements in our credit spread quarter over quarter.

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to April 30, 2018 was an unrealized loss of $345 million, of this an unrealized loss of $269 million was recorded in other comprehensive income, with an unrealized loss of $76 million recorded through the Statement of Income prior to the adoption of IFRS 9 own credit provision in 2015.

The fair value and notional amount due at contractual maturity of these structured notes as at April 30, 2018 were $13,803 million and $13,579 million, respectively ($13,674 million and $13,563 million, respectively, as at October 31, 2017). These structured notes are recorded in deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at April 30, 2018 of $8,699 million ($8,465 million as at October 31, 2017) is recorded in securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease of $124 million and a decrease of $134 million in non-interest revenue, insurance revenue, respectively, for the three and six months ended April 30, 2018 (an increase of $354 million and $88 million, respectively, for the three and six months ended April 30, 2017).

We designate the obligation related to certain investment contracts in our insurance business at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at April 30, 2018 of $772 million ($749 million as at October 31, 2017) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in an increase of $2 million and a decrease of $13 million in insurance claims, commissions, and changes in policy benefit liabilities, respectively, for the three and six months ended April 30, 2018 (an increase of $19 million and a decrease of $19 million, respectively, for the three and six months ended April 30, 2017). For the three and six months ended April 30, 2018, an increase of $8 million and a decrease of $2 million, respectively, was recorded in other comprehensive income related to changes in our own credit spread (a decrease of $12 million and $21 million, respectively, for the three and six months ended April 30, 2017). Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in our credit spread quarter over quarter.

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading and FVTPL securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities, previously available-for-sale securities, is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group Second Quarter Report 2018 53

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, loans, fair value liabilities, derivative assets and derivative liabilities was as follows:

Classified under IFRS 9:

(Canadian $ in millions)				April 30, 2018
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	7,229	1,494	-	8,723
Canadian provincial and municipal governments	3,693	3,680	-	7,373
U.S. federal government	10,914	54	-	10,968
U.S. states, municipalities and agencies	170	2,446	-	2,616
Other governments	701	217	-	918
Mortgage-backed securities and collateralized mortgage obligations	-	1,031	-	1,031
Corporate debt	2,284	5,518	-	7,802
Loans	-	202	-	202
Corporate equity	49,177	4	-	49,181
	74,168	14,646	-	88,814
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	646	93	-	739
Canadian provincial and municipal governments	325	592	-	917
U.S. federal government	37	-	-	37
U.S. states, municipalities and agencies	-	-	-	-
Other governments	-	-	-	-
Mortgage-backed securities and collateralized mortgage obligations	-	8	-	8
Corporate debt	145	6,278	-	6,423
Corporate equity	1,384	107	1,684	3,175
	2,537	7,078	1,684	11,299
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	12,144	929	-	13,073
Canadian provincial and municipal governments	2,527	1,861	-	4,388
U.S. federal government	14,844	-	-	14,844
U.S. states, municipalities and agencies	-	3,588	1	3,589
Other governments	1,946	1,064	-	3,010
Mortgage-backed securities and collateralized mortgage obligations	-	13,904	-	13,904
Corporate debt	2,073	1,621	1	3,695
Corporate equity	-	-	59	59
	33,534	22,967	61	56,562
Business and government Loans	-	-	1,749	1,749
Fair Value Liabilities
Securities sold but not yet purchased	23,891	1,523	-	25,414
Structured note liabilities and other note liabilities	-	13,803	-	13,803
Annuity liabilities	-	772	-	772
	23,891	16,098	-	39,989
Derivative Assets
Interest rate contracts	15	8,449	-	8,464
Foreign exchange contracts	16	14,382	-	14,398
Commodity contracts	167	2,197	-	2,364
Equity contracts	169	1,188	-	1,357
Credit default swaps	-	5	-	5
	367	26,221	-	26,588
Derivative Liabilities
Interest rate contracts	13	7,764	-	7,777
Foreign exchange contracts	5	12,207	-	12,212
Commodity contracts	502	1,596	-	2,098
Equity contracts	185	2,458	-	2,643
Credit default swaps	-	40	-	40
	705	24,065	-	24,770

54 BMO Financial Group Second Quarter Report 2018

Classified under IAS 39:

(Canadian $ in millions)				October 31, 2017
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	8,712	2,115	-	10,827
Canadian provincial and municipal governments	3,177	4,150	-	7,327
U.S. federal government	9,417	56	-	9,473
U.S. states, municipalities and agencies	189	1,942	-	2,131
Other governments	630	193	-	823
Mortgage-backed securities and collateralized mortgage obligations	-	931	-	931
Corporate debt	1,485	10,278	-	11,763
Loans	3	150	-	153
Corporate equity	55,640	1	-	55,641
	79,253	19,816	-	99,069
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	8,283	897	-	9,180
Canadian provincial and municipal governments	920	2,707	-	3,627
U.S. federal government	14,269	-	-	14,269
U.S. states, municipalities and agencies	18	4,077	1	4,096
Other governments	2,290	1,268	-	3,558
Mortgage-backed securities and collateralized mortgage obligations	-	13,216	-	13,216
Corporate debt	1,551	2,972	2	4,525
Corporate equity	37	126	1,441	1,604
	27,368	25,263	1,444	54,075
Other Securities	-	-	333	333
Fair Value Liabilities
Securities sold but not yet purchased	22,992	2,171	-	25,163
Structured note liabilities and other note liabilities	-	13,674	-	13,674
Annuity liabilities	-	749	-	749
	22,992	16,594	-	39,586
Derivative Assets
Interest rate contracts	4	9,223	-	9,227
Foreign exchange contracts	17	17,196	-	17,213
Commodity contracts	232	846	-	1,078
Equity contracts	93	1,333	-	1,426
Credit default swaps	-	7	-	7
	346	28,605	-	28,951
Derivative Liabilities
Interest rate contracts	7	8,309	-	8,316
Foreign exchange contracts	6	14,967	-	14,973
Commodity contracts	239	835	-	1,074
Equity contracts	166	3,220	-	3,386
Credit default swaps	-	55	-	55
	418	27,386	-	27,804

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and six months ended April 30, 2018.

During the three and six months ended April 30, 2018, $571 million and $1,205 million, respectively, of trading securities, $75 million and $375 million, respectively, of FVTPL securities, and $452 million and $847 million, respectively, of FVOCI securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three and six months ended April 30, 2018, $395 million and $2,208 million, respectively, of trading securities, $32 million and $438 million, respectively, of FVTPL securities and $69 million and $2,616 million, respectively, of FVOCI securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

BMO Financial Group Second Quarter Report 2018 55

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments during the three and six months ended April 30, 2018, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the three months ended April 30, 2018	Balance January 31, 2018	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2018	Change in unrealized gains (losses) recorded in income for instruments still held (2)
FVTPL securities
Corporate debt	74	-	-	-	-	-	-	(74)	-	-
Corporate equity	1,597	2	54	55	(23)	(1)	-	-	1,684	4
Total FVTPL securities	1,671	2	54	55	(23)	(1)	-	(74)	1,684	4
FVOCI securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	2	-	-	-	-	(1)	-	-	1	na
Corporate equity	59	-	-	-	-	-	-	-	59	na
Total FVOCI securities	62	-	-	-	-	(1)	-	-	61	na
Business and government Loans (3)	1,897	10	73	353	-	(584)	-	-	1,749	-

(1)	Foreign exchange translation on financial instruments held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Changes in unrealized gains or losses on FVTPL securities still held on April 30, 2018 are included in earnings in the period.
(3)	Business and government loans were reclassified from amortized cost to FVTPL as a result of IFRS 9 adoption.

  na – Not applicable

		Change in fair value
For the six months ended April 30, 2018	Balance October 31, 2017	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3 (2)	Fair Value as at April 30, 2018	Change in unrealized gains (losses) recorded in income for instruments still held (3)
FVTPL securities
Corporate debt (4)	73	-	(4)	5	-	-	-	(74)	-	-
Corporate equity (4)(5)	1,701	(16)	(2)	136	(71)	(2)	-	(62)	1,684	5
Total FVTPL	1,774	(16)	(6)	141	(71)	(2)	-	(136)	1,684	5
FVOCI securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	2	-	-	-	-	(1)	-	-	1	na
Corporate equity	-	-	-	59	-	-	-	-	59	na
Total FVOCI securities	3	-	-	59	-	(1)	-	-	61	na
Business and government Loans (6)	2,372	(11)	(15)	392	-	(989)	-	-	1,749	-

(1)	Foreign exchange translation on financial instruments held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes $62 million transferred out of Level 3 as a result of certain financial instruments being reclassified to amortized cost upon adoption of IFRS 9.
(3)	Changes in unrealized gains or losses on FVTPL securities still held on April 30, 2018 are included in earnings in the period.
(4)	Includes $73 million of debt instruments and $260 million of equity instruments reclassified from Other Securities to FVTPL as a result of IFRS 9 adoption.
(5)	Includes $1,441 million of equity instruments reclassified from available-for-sale to FVTPL as a result of IFRS 9 adoption.
(6)	Business and government loans were reclassified from amortized cost to FVTPL as a result of IFRS 9 adoption.

  na – Not applicable

Note 9: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our target credit ratings; underpins our operating groups’ business strategies; and supports depositor, investor and regulator confidence, while building long-term shareholder value.

We met OSFI’s stated “all-in” target capital ratios requirement as at April 30, 2018. Our capital position as at April 30, 2018 is detailed in the Capital Management section of Management’s Discussion and Analysis of the Second Quarter 2018 Report to Shareholders.

56 BMO Financial Group Second Quarter Report 2018

Note 10: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended April 30, 2018 and 2017. During the six months ended April 30, 2018, we granted a total of 705,398 stock options (723,431 stock options during the six months ended April 30, 2017). The weighted-average fair value of options granted during the six months ended April 30, 2018 was $11.30 per option ($11.62 per option for the six months ended April 30, 2017).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the six months ended	April 30, 2018	April 30, 2017
Expected dividend yield	4.1%	4.3% - 4.4%
Expected share price volatility	17.0% - 17.3%	18.4% - 18.8%
Risk-free rate of return	2.1%	1.7% - 1.8%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	100.63	96.90

  Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2018	April 30, 2017	April 30, 2018	April 30, 2017
Current service cost	53	63	8	8
Net interest (income) expense on net defined benefit (asset) liability	(2)	2	11	12
Administrative expenses	1	2	-	-
Benefits expense	52	67	19	20
Canada and Quebec pension plan expense	24	23	-	-
Defined contribution expense	31	27	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	107	117	19	20

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2018	April 30, 2017	April 30, 2018	April 30, 2017
Current service cost	105	142	15	16
Net interest (income) expense on net defined benefit (asset) liability	(4)	4	23	24
Administrative expenses	2	3	-	-
Benefits expense	103	149	38	40
Canada and Quebec pension plan expense	44	43	-	-
Defined contribution expense	90	63	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	237	255	38	40

BMO Financial Group Second Quarter Report 2018 57

Note 11: Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to our shareholders, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present our basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2018	April 30, 2017	April 30, 2018	April 30, 2017
Net income attributable to bank shareholders	1,246	1,247	2,219	2,734
Dividends on preferred shares	(46)	(42)	(91)	(87)
Net income available to common shareholders	1,200	1,205	2,128	2,647
Weighted-average number of common shares outstanding (in thousands)	643,734	651,098	645,735	649,393
Basic earnings per share (Canadian $)	1.86	1.85	3.30	4.08

Diluted earnings per share

Net income available to common shareholders adjusted for impact of dilutive instruments	1,200	1,205	2,128	2,647
Weighted-average number of common shares outstanding (in thousands)	643,734	651,098	645,735	649,393
Effect of dilutive instruments
Stock options potentially exercisable (1)	5,497	6,706	5,711	7,279
Common shares potentially repurchased	(3,604)	(4,249)	(3,671)	(4,747)
Weighted-average number of diluted common shares outstanding (in thousands)	645,627	653,555	647,775	651,925
Diluted earnings per share (Canadian $)	1.86	1.84	3.29	4.06

(1)	In computing diluted earnings per share we excluded average stock options outstanding of 1,683,632 and 1,584,274 with a weighted-average exercise price of $119.63 and $120.68, respectively, for the three and six months ended April 30, 2018 (1,425,025 and 1,309,040 with a weighted-average exercise price of $184.68 and $193.32, respectively, for the three and six months ended April 30, 2017) as the average share price for the period did not exceed the exercise price.

Note 12: Income Taxes

On December 22, 2017, the U.S. government enacted new tax legislation effective January 1, 2018. Under the new legislation, in the first quarter of fiscal 2018 the U.S. net deferred tax asset was revalued by $483 million because of the lower income tax rate. This revaluation was based on estimates for certain income tax effects and may be updated in the future. The $483 million revaluation is comprised of a $425 million income tax expense to the Consolidated Statement of Income, and a $58 million income tax charge in Other Comprehensive Income and Shareholders’ Equity for the six months ended April 30, 2018. In addition, there was a reclassification to current tax assets of $101 million during the first quarter of fiscal 2018.

In May 2018, the Canada Revenue Agency (“CRA”) updated their proposal to reassess us for additional income taxes and interest from $145 million to approximately $136 million in respect of certain 2013 Canadian corporate dividends. In addition, during the years ended October 31, 2017 and October 31, 2016, we were reassessed by the CRA for additional income taxes and interest of approximately $116 million and $76 million, respectively, for certain 2012 and 2011 Canadian corporate dividends. In its reassessments and proposed reassessment, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules dealing with dividend rental arrangements were revised in the 2015 Canadian Federal Budget, which introduced rules that applied as of May 1, 2017. It is possible that we may be reassessed for significant income tax for similar activities in 2013 and subsequent years. We remain of the view that our tax filing positions were appropriate and intend to challenge any reassessment.

Note 13: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

For additional information refer to Note 26 of the consolidated financial statements for the year ended October 31, 2017 on pages 194 to 196 of the Annual Report.

58 BMO Financial Group Second Quarter Report 2018

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2018	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,338	936	204	144	(131)	2,491
Non-interest revenue	521	281	1,378	897	49	3,126
Total Revenue	1,859	1,217	1,582	1,041	(82)	5,617
Provision for (recovery of) credit losses on impaired loans	131	66	1	(16)	(10)	172
Provision for (recovery of) credit losses on performing loans	(3)	(12)	(1)	3	1	(12)
Total provision for (recovery of) credit losses	128	54	-	(13)	(9)	160
Insurance claims, commissions and changes in policy benefit liabilities	-	-	332	-	-	332
Amortization	80	115	59	31	-	285
Non-interest expense	856	607	801	639	374	3,277
Income before taxes and non-controlling interest in subsidiaries	795	441	390	384	(447)	1,563
Provision for income taxes	205	93	94	98	(173)	317
Net Income	590	348	296	286	(274)	1,246
Non-controlling interest in subsidiaries	-	-	-	-	-	-
Net Income attributable to bank shareholders	590	348	296	286	(274)	1,246
Average Assets	223,182	108,624	35,246	302,772	73,814	743,638

For the three months ended April 30, 2017	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,254	868	175	363	(251)	2,409
Non-interest revenue	470	282	1,695	823	62	3,332
Total Revenue	1,724	1,150	1,870	1,186	(189)	5,741
Provision for (recovery of) credit losses (2)	121	89	1	46	(6)	251
Insurance claims, commissions and changes in policy benefit liabilities	-	-	708	-	-	708
Amortization	69	107	69	30	-	275
Non-interest expense	819	624	753	656	157	3,009
Income before taxes and non-controlling interest in subsidiaries	715	330	339	454	(340)	1,498
Provision for income taxes	185	90	85	143	(253)	250
Net Income	530	240	254	311	(87)	1,248
Non-controlling interest in subsidiaries	-	-	1	-	-	1
Net Income attributable to bank shareholders	530	240	253	311	(87)	1,247
Average Assets	216,105	105,053	32,459	304,010	67,873	725,500
(Canadian $ in millions)
For the six months ended April 30, 2018	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	2,718	1,839	404	377	(301)	5,037
Non-interest revenue	1,074	561	2,783	1,746	94	6,258
Total Revenue	3,792	2,400	3,187	2,123	(207)	11,295
Provision for (recovery of) credit losses on impaired loans	228	143	2	(17)	(10)	346
Provision for (recovery of) credit losses on performing loans	1	(42)	(3)	(1)	-	(45)
Total provision for (recovery of) credit losses	229	101	(1)	(18)	(10)	301
Insurance claims, commissions and changes in policy benefit liabilities	-	-	693	-	-	693
Amortization	161	227	116	60	-	564
Non-interest expense	1,741	1,216	1,638	1,330	514	6,439
Income before taxes and non-controlling interest in subsidiaries	1,661	856	741	751	(711)	3,298
Provision for income taxes	424	198	179	194	84	1,079
Net Income	1,237	658	562	557	(795)	2,219
Non-controlling interest in subsidiaries	-	-	-	-	-	-
Net Income attributable to bank shareholders	1,237	658	562	557	(795)	2,219
Average Assets	222,402	106,383	34,755	299,031	72,846	735,417

For the six months ended April 30, 2017	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	2,557	1,763	347	699	(427)	4,939
Non-interest revenue	1,146	510	2,740	1,703	108	6,207
Total Revenue	3,703	2,273	3,087	2,402	(319)	11,146
Provision for (recovery of) credit losses (2)	234	148	3	42	(9)	418
Insurance claims, commissions and changes in policy benefit liabilities	-	-	712	-	-	712
Amortization	144	220	122	61	-	547
Non-interest expense	1,649	1,250	1,555	1,347	321	6,122
Income before taxes and non-controlling interest in subsidiaries	1,676	655	695	952	(631)	3,347
Provision for income taxes	402	166	172	274	(403)	611
Net Income	1,274	489	523	678	(228)	2,736
Non-controlling interest in subsidiaries	-	-	2	-	-	2
Net Income attributable to bank shareholders	1,274	489	521	678	(228)	2,734
Average Assets	215,493	105,527	31,971	305,529	67,125	725,645

(1)	Corporate Services includes Technology and Operations.
(2)	2017 has not been restated to reflect the adoption of IFRS 9.

  We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons   of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2018 59

Note 14: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon and amount for which liquid assets can be monetized and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 99 to 105 of our 2017 Annual Report.

(Canadian $ in millions)									April 30, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	35,028	-	-	-	-	-	-	-	894	35,922
Interest Bearing Deposits with Banks	4,876	1,511	694	165	391	-	-	-	-	7,637
Securities	4,313	3,511	4,700	5,961	5,175	9,866	25,108	53,665	53,081	165,380
Securities Borrowed or Purchased under Resale Agreements	72,664	18,302	2,660	772	133	150	-	-	-	94,681
Loans
Residential mortgages	2,582	4,512	5,837	3,599	4,509	20,846	64,092	11,793	-	117,770
Consumer instalment and other personal	725	850	1,147	850	1,075	4,591	19,740	9,002	23,753	61,733
Credit cards	-	-	-	-	-	-	-	-	8,175	8,175
Business and government	12,635	9,179	5,865	4,521	18,277	18,867	68,620	11,653	33,253	182,870
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,647)	(1,647)
Total Loans, net of allowance	15,942	14,541	12,849	8,970	23,861	44,304	152,452	32,448	63,534	368,901
Total other assets
Derivative instruments	2,779	3,212	1,099	2,223	753	2,493	6,693	7,336	-	26,588
Customers’ liability under acceptances	13,529	2,771	83	2	-	-	-	-	-	16,385
Other	1,724	392	205	52	11	10	20	4,594	21,067	28,075
Total Other Assets	18,032	6,375	1,387	2,277	764	2,503	6,713	11,930	21,067	71,048
Total Assets	150,855	44,240	22,290	18,145	30,324	56,823	184,273	98,043	138,576	743,569

Liabilities and Equity
Deposits (1)
Banks	16,201	10,298	1,710	26	155	-	-	-	3,954	32,344
Business and government	18,237	29,150	19,144	13,304	10,262	14,774	49,026	15,067	117,406	286,370
Individuals	2,416	3,959	6,753	8,243	7,835	10,323	16,350	2,227	114,378	172,484
Total Deposits	36,854	43,407	27,607	21,573	18,252	25,097	65,376	17,294	235,738	491,198
Other liabilities
Derivative instruments	2,612	3,172	1,356	1,545	977	2,601	5,915	6,592	-	24,770
Acceptances	13,529	2,771	83	2	-	-	-	-	-	16,385
Securities sold but not yet purchased	25,414	-	-	-	-	-	-	-	-	25,414
Securities lent or sold under repurchase agreements	71,192	6,845	558	187	-	-	-	-	-	78,782
Securitization and structured entities’ liabilities	-	642	645	2,056	625	4,351	11,976	3,270	-	23,565
Other	9,343	3,350	5	205	160	596	3,656	2,288	14,479	34,082
Total Other Liabilities	122,090	16,780	2,647	3,995	1,762	7,548	21,547	12,150	14,479	202,998
Subordinated Debt	-	-	-	-	-	-	-	5,627	-	5,627
Total Equity	-	-	-	-	-	-	-	-	43,746	43,746
Total Liabilities and Equity	158,944	60,187	30,254	25,568	20,014	32,645	86,923	35,071	293,963	743,569
(1) Deposits payable on demand and payable after notice have been included under no maturity.
(Canadian $ in millions)									April 30, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,609	5,780	6,143	5,276	9,151	21,827	74,255	2,855	-	126,896
Backstop liquidity facilities	-	-	-	-	-	5,803	-	-	-	5,803
Operating leases	33	66	97	92	90	342	701	990	-	2,411
Securities lending	4,707	-	-	-	-	-	-	-	-	4,707
Purchase obligations	50	98	149	147	142	575	435	69	-	1,665

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

60 BMO Financial Group Second Quarter Report 2018

(Canadian $ in millions)									October 31, 2017
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	31,641	-	-	-	-	-	-	-	958	32,599
Interest Bearing Deposits with Banks	3,784	1,579	626	319	182	-	-	-	-	6,490
Securities	3,620	2,917	5,933	5,845	3,625	7,675	22,842	52,615	58,126	163,198
Securities Borrowed or Purchased under Resale Agreements	57,919	13,236	2,353	1,241	249	49	-	-	-	75,047
Loans
Residential mortgages	1,045	1,551	4,531	7,687	6,201	19,866	65,547	8,830	-	115,258
Consumer instalment and other personal	517	371	1,084	1,374	1,285	4,211	20,845	8,590	23,667	61,944
Credit cards	-	-	-	-	-	-	-	-	8,071	8,071
Business and government	13,379	7,352	6,454	6,169	18,694	17,948	63,614	11,380	30,077	175,067
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,833)	(1,833)
Total Loans, net of allowance	14,941	9,274	12,069	15,230	26,180	42,025	150,006	28,800	59,982	358,507
Other Assets
Derivative instruments	1,701	3,748	1,580	1,229	1,306	3,272	7,426	8,689	-	28,951
Customers’ liability under acceptances	14,179	2,263	104	-	-	-	-	-	-	16,546
Other	1,340	475	129	17	11	11	131	4,431	21,697	28,242
Total Other Assets	17,220	6,486	1,813	1,246	1,317	3,283	7,557	13,120	21,697	73,739
Total Assets	129,125	33,492	22,794	23,881	31,553	53,032	180,405	94,535	140,763	709,580

Liabilities and Equity
Deposits (1)
Banks	12,462	9,321	2,633	496	25	-	-	-	3,268	28,205
Business and government	23,917	25,224	19,112	12,897	10,806	16,522	42,707	15,712	116,379	283,276
Individuals	3,835	5,081	5,569	5,662	7,999	9,098	15,811	2,075	113,181	168,311
Total Deposits	40,214	39,626	27,314	19,055	18,830	25,620	58,518	17,787	232,828	479,792
Other Liabilities
Derivative instruments	1,876	3,227	1,512	1,510	1,206	3,477	6,885	8,111	-	27,804
Acceptances	14,179	2,263	104	-	-	-	-	-	-	16,546
Securities sold but not yet purchased	25,163	-	-	-	-	-	-	-	-	25,163
Securities lent or sold under repurchase agreements	53,165	1,644	290	20	-	-	-	-	-	55,119
Securitization and structured entities’ liabilities	10	709	1,523	556	845	3,931	11,812	3,668	-	23,054
Other	12,616	2,536	517	43	239	752	154	2,361	13,501	32,719
Total Other Liabilities	107,009	10,379	3,946	2,129	2,290	8,160	18,851	14,140	13,501	180,405
Subordinated Debt	-	-	-	-	-	-	-	5,029	-	5,029
Total Equity	-	-	-	-	-	-	-	-	44,354	44,354
Total Liabilities and Equity	147,223	50,005	31,260	21,184	21,120	33,780	77,369	36,956	290,683	709,580
(1) Deposits payable on demand and payable after notice have been included as having no maturity.
(Canadian $ in millions)									October 31, 2017
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,377	2,302	4,755	8,312	14,560	21,985	71,481	2,283	-	127,055
Backstop liquidity facilities	-	-	-	-	-	-	5,044	-	-	5,044
Operating leases	31	62	91	89	87	329	712	1,032	-	2,433
Securities lending	5,336	-	-	-	-	-	-	-	-	5,336
Purchase obligations	42	83	128	124	129	519	577	157	-	1,759

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

Note 15: Future Acquisition – KGS-Alpha Capital Markets (“KGS”)

On May 1, 2018, we entered into an agreement to acquire KGS, a U.S. fixed income broker-dealer specializing in U.S. mortgage and asset-backed securities in the institutional investor market. The acquisition is expected to close in the fourth quarter of fiscal 2018. Upon closing, KGS will form part of our Capital Markets reporting segment. The impact of this acquisition is not expected to be material to the Bank.

BMO Financial Group Second Quarter Report 2018 61